UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

3D Systems Corporation
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

88554D205
(CUSIP Number)

Kevin S. Moore
President
The Clark Estates, Inc.
One Rockefeller Plaza, 31st Floor
New York, New York  10020
(212) 977-6900
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:

Jeffrey E. LaGueux, Esq.
Patterson Belknap Webb & Tyler LLP
1133 Avenue of the Americas
New York, New York 10036-6710
(212) 336-2000

December 31, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 3 pages)

CUSIP No.
88554D205

1	NAME OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSON The Clark Estates, Inc. 13-5524538
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC Use Only:
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,553,339
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,553,339
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,553,339
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.72%
14	TYPE OF REPORTING PERSON CO

(Page 2 of 3 pages)

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)          The Reporting Person may be deemed to be the beneficial owner of 1,553,339, representing 2.72% of the outstanding shares of Common Stock based on an aggregate of 57,040,024 shares of Common Stock outstanding as of October 19, 2012, as reported on the Issuer's form 10-Q filed with the Securities & Exchange Commission on October 25, 2012.

(e)          Following the Reporting Person's sale of 420,000 shares of Common Stock on May 1, 2012, as reported on Amendment No. 12 to Schedule 13D by the Reporting Person on May 2, 2012, the Reporting Person ceased to be a beneficial owner of more than 5% of the Common Stock of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2013	THE CLARK ESTATES, INC.
	By:	/s/ Stephen M. Duff
Name: Stephen M. Duff
Title: Chief Investment Officer

(Page 3 of 3 pages)